

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Mr. Thomas A. Masilla
Chief Financial Officer
Westway Group, Inc.
365 Canal Street, Suite 2900
New Orleans, Louisiana 70130

      Re: **Westway Group, Inc.**
                 Form 10-K for Fiscal Year Ended December 31, 2010
                 Filed March 31, 2011
                 File No. 1-34586

Dear Mr. Masilla:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief